MFS® INVESTMENT MANAGEMENT
500 Boylston Street, Boston, Massachusetts  02116-3741
Phone 617-954-5000

November 28, 2011

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:	Post-Effective Amendment No. 52 to Registration Statement on Form N-1A for MFS Series Trust IV ("Trust IV") (File Nos. 2-54607 and 811-2594)

Ladies and Gentlemen:

On behalf of Trust IV, this letter sets forth our responses to your comments on the above-mentioned Post-Effective Amendment to the Registration Statement ("PEA"), filed with the Securities and Exchange Commission (the "SEC") on September 30, 2011.  The PEA was filed for the purpose of registering MFS Global New Discovery Fund as a new series of Trust IV.

General Comments

1.	Comment:	Please file a “Tandy” representation letter in connection with the comment process for the PEA.

Response:	A “Tandy” representation letter will be filed on or before the date hereof.

Prospectuses

1.	Comment:
Pursuant to Instruction 6 to Item 3 of Form N-1A, please move the disclosure from the second sentence in the first paragraph introducing the Expense Summary Table to a footnote below the Expense Summary Table.

Response:
We are aware that Instruction 6 to Item 3 of Form N-1A states to disclose in a footnote that "Other Expenses" are based on estimated amounts for the current fiscal year.  We believe that including the required information in the narrative introduction to the fee table rather than in a footnote presents the required information in a more prominent, easier-to-understand format.  We believe this presentation is consistent with the Form N-1A requirement to organize information to make it easy for investors to understand, the " plain English" principles of Rule 421, and the SEC's effort to reduce footnotes to the fee table. Therefore, we respectfully decline to relocate this disclosure.

Securities and Exchange Commission
November 28, 2011

2.	Comment:	Please confirm that the Fund will invest at least 40% of its assets in securities of non-U.S. companies and in at least three different countries given the term "global" in the Fund's name.

Response:
We respectfully disagree that the use of the term “global” in the Fund’s name requires that the Fund must, under normal circumstances, invest at least 40% of its assets in securities of non-U.S. companies and in at least three countries.  We base this conclusion on (1) the fact that the SEC has never deemed the term “global” to be subject to Section 35(d) or Rule 35d-1, and (2) the use of the term “global” in the Fund’s name is not misleading in view of the disclosure that the Fund’s prospectus provides regarding the types of investments in which the Fund may invest.

As an initial matter, Section 35(d) of the 1940 Act does not, on its face, require a fund to maintain a minimum amount, or type, of investment in order to call itself a “global” fund.  Rather, this Section makes it unlawful for any fund to adopt as part of its name or title any word or words that the SEC finds as materially deceptive or misleading.  Under the plain wording of Section 35(d), a name is not unlawful pursuant to the Section unless and until the SEC has made an affirmative determination that the name is materially deceptive or misleading.  The SEC has not delegated its authority to the Staff to make this determination.

We have found no instance in which the SEC has determined the word “global” to be materially deceptive or misleading under Section 35(d) due to a failure to meet a percentage-based test.  To the contrary, the SEC had the opportunity to impose such a test when it proposed, and ultimately adopted, Rule 35d-1 under the 1940 Act (the “Names Rule”), but it specifically declined to do so (see Investment Company Names, SEC Release No. IC-24828 (January 17, 2001) (the "Adopting Release")). As a result, a “global” fund’s failure to meet a percentage-based test created by the Staff should not cause its name to be materially deceptive or misleading within the meaning of Section 35(d).

Securities and Exchange Commission
November 28, 2011

According to the Adopting Release, the general test of whether a particular fund name is misleading under Section 35(d) is “whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments or the risks of those investments.”  Of course, the name of a fund is not the sole source of information regarding its investments and risks.  Rather the facts and circumstances surrounding the use of the name must also be examined.

The SEC has stated that (1) “a reasonable investor could conclude” that a name that contains the word “global” may “suggest more than one investment focus”; and (2) “while an investment company with a name that includes the words ‘international’ or ‘global’ generally suggests that the company invests in more than one country, these terms may describe a number of investment companies that have significantly different investment portfolios” (see Investment Company Names, SEC Release No. IC 22530 (February 27, 1997)).  Moreover, Question 10 of the Frequently Asked Questions about Rule 35d-1 (Investment Company Names) (Dec. 4, 2001) rejects the 40% test requested by the Staff:

"Q: How does rule 35d-1 apply to a fund with a name that includes the term “global” or “international,” followed by a term that suggests a particular type of investment, such as “fixed income?”

A: The terms “international” and “global” connote diversification among investments in a number of different countries throughout the world, and therefore the use of these terms in a fund name is not subject to the rule.  However, a fund that has a name containing both the term “global” or “international,” and a term that suggests that the fund focuses its investments in a particular type of investment, e.g., “fixed income,” will be expected to comply with the 80% investment requirement with respect to the latter term."

The 40% test requested by the Staff, with its insistence on a formulaic percentage limitation, is inconsistent with these statements by the SEC and the Staff.

We believe that the facts and circumstances surrounding the use of the term “global” in the Fund’s name establish that the use of the word “global” is not materially misleading or deceptive.  The focus of the Fund is on making opportunistic investments around the world.  In other words, MFS Global New Discovery Fund will seek to implement its investment strategies on a global basis, but will generally not allow geography to limit its ability to make the best investments in light of its investment objective.  MFS, as the Fund’s investment adviser, will consider new investments in companies around the world, and anticipates that under normal circumstances the Fund could have a significant number of investments outside of the U.S.  The name “MFS Global New Discovery Fund” and the Fund’s prospectus accurately reflect this investment strategy of seeking out opportunistic investments globally.

Securities and Exchange Commission
November 28, 2011

In light of the foregoing, we believe that the SEC would be unable to find that the MFS Global New Discovery Fund’s name would lead a reasonable investor to conclude that the fund invests in a manner that is inconsistent with its intended investments or risks.

3.	Comment:	Under "Appendix E - Investment Restrictions," where stated that the Fund may invest "to the extent permitted by applicable law," describe the requirements of the applicable law.

Response:
To the extent the Fund intends to engage in borrowing, underwriting, issuing senior securities, lending, or purchasing or selling real estate or commodities, the extent to which the Fund may do so and the risks associated with those types of transactions are described in "Appendix D-Investment Strategies and Risks" of the SAI Part II.

4.	Comment:	Please confirm that the Other Directorships described in "Appendix A-Trustees and Officers-Identification and Background" include Directorships held during the past five years.

Response:	Confirmed.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5182.

Sincerely,

SUSAN S. NEWTON
Susan S. Newton
Assistant Secretary and Assistant Clerk